JUHL ENERGY, INC.

1502 17th Street SE

Pipestone, Minnesota 56164

(507) 562-4310

July 24, 2014

Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	BY EDGAR

Re:	Juhl Energy, Inc.
Registration Statement on Form S-1 (File No. 333-195636)

Ladies and Gentlemen:

We hereby respectfully withdraw our request for acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, that was filed with the Commission on July 24, 2014 regarding the above-referenced Registration Statement.

Please contact Kristen Baracy with Synergy Law Group, LLC counsel to the Company, at 312-454-0264, if you have any other questions or concerns regarding this matter.

Very truly yours, /s/ John P. Mitola John P. Mitola President